Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-189404 and 333-189405

To Preliminary Prospectuses

Each Dated October 15, 2013

SolarCity Corporation

Concurrent Offerings of

3,400,000 Shares of Common Stock

(the “Common Stock Offering”)

and

2.75% Convertible Senior Notes due 2018

(the “Convertible Notes Offering”)

The information in this pricing term sheet relates to the Common Stock Offering and the Convertible Notes Offering (together, the “Offerings”) and should be read together with (i) the preliminary prospectus dated October 15, 2013 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus”), including the documents incorporated by reference therein, and (ii) the preliminary prospectus dated October 15, 2013 relating to the Convertible Notes Offering (the “Convertible Notes Preliminary Prospectus” and, together with the “Common Stock Preliminary Prospectus,” the “Preliminary Prospectuses”), including the documents incorporated by reference therein, included in Registration Statement Nos. 333-189404 and 333-189405, each filed under the Securities Act of 1933, as amended.

The information in this pricing term sheet supersedes and updates the information in the Preliminary Prospectuses to the extent inconsistent therewith.

Issuer:	SolarCity Corporation, a Delaware corporation (the “Issuer”)

Ticker / Exchange for Common Stock:	SCTY / The NASDAQ Global Select Market (“NASDAQ”)

Pricing Date:	October 16, 2013

Trade Date:	October 16, 2013

Settlement Date:	October 21, 2013

Total Transaction Size:	Approximately $358.2 million in gross proceeds from the Common Stock Offering and Convertible Notes Offering as described below.

Common Stock Offering

Securities Offered:	Common stock of the Issuer, par value $0.0001 per share (the “Common Stock”)

Shares Offered:	3,400,000 shares of Common Stock (or 3,910,000 shares if the underwriters’ option to purchase an additional 510,000 shares of Common Stock is exercised in full)

Shares of Common Stock Outstanding Following the Common Stock Offering:	81,678,355 shares of Common Stock (or 82,188,355 shares of Common Stock if the underwriters’ option to purchase additional shares is exercised in full), based on the number of shares outstanding as of June 30, 2013

NASDAQ Last Reported Sale Price on October 15, 2013:	$46.54 per share of Common Stock

Price to Public:	$46.54 per share of Common Stock

Underwriting Discount:	$2.0943 per share of Common Stock $6.0 million in aggregate ($7.1 million in aggregate if the underwriters’ option to purchase additional shares of Common Stock is exercised in full)

Net Proceeds:	The Issuer estimates that the net proceeds it receives in the Common Stock Offering will be approximately $151.4 million, after deducting underwriting discounts and estimated offering expenses the Issuer will pay. If the underwriters exercise their option in full, the Issuer estimates that its net proceeds will be approximately $174.2 million. The Issuer intends to use the net proceeds from the Common Stock Offering and the concurrent Convertible Notes Offering for general corporate purposes, including working capital, capital expenditures, potential acquisitions and strategic transactions. From time to time, the Issuer evaluates potential acquisitions and strategic transactions of businesses, technologies or products. Currently, however, the Issuer does not have any definitive agreements with respect to any material acquisitions or strategic transactions except for the pending acquisition of Zep Solar.

Insider Allocated Share Purchases:	Elon Musk, the chairman of the Issuer’s board, will purchase 214,869 shares of Common Stock in the offering and Lyndon R. Rive, the Issuer’s chief executive officer, Hayes Barnard, the Issuer’s chief revenue officer, and Bennet Van de Bunt, a prospective board nominee, will each purchase 107,434 shares of Common Stock in the offering, in each case from the underwriters at the public offering price. The Issuer will not pay any underwriting discounts and commissions on the shares purchased by Messrs. Musk, Rive, Barnard and Van de Bunt. The shares held by Messrs. Musk, Rive and Barnard will be subject to the applicable lock-up restrictions described in the preliminary prospectus.

Joint Book-Running Managers:	Goldman, Sachs & Co. Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC

Convertible Notes Offering

Securities Offered:	2.75% Convertible Senior Notes due 2018 (the “Notes”)

Aggregate Principal Amount Offered:

$200,000,000 aggregate principal amount of Notes (or $230,000,000 aggregate principal amount of Notes if the underwriters’ option to purchase an additional $30,000,000 principal amount of Notes is exercised in full)

Maturity:	November 1, 2018, unless earlier purchased or converted

Interest Rate:	2.75% per annum, accruing from October 21, 2013

Interest Payment Dates:	May 1 and November 1 of each year, beginning on May 1, 2014, to holders of record at the close of business on the April 15 or October 15, as the case may be, immediately preceding such interest payment date

Price to Public:	100% of the principal amount of the Notes plus accrued interest, if any, from October 21, 2013

Reference Price:	$46.54 per share of Common Stock, the Price to Public per share in the Common Stock Offering.

Conversion Premium:	32.5% above the Reference Price

Initial Conversion Price:	Approximately $61.67 per share of Common Stock

Initial Conversion Rate:	16.2165 shares of Common Stock per $1,000 principal amount of Notes

Underwriting Discount:	$30 per Note $6.0 million in aggregate (or $6.9 million in aggregate if the underwriters’ option to purchase additional Notes is exercised in full)

Net Proceeds:	The Issuer’s estimated net proceeds from the sale of the Notes will be approximately $193.3 million (or approximately $222.4 million if the underwriters exercise in full their option to purchase additional notes). The Issuer intends to use the net proceeds from the Notes Offering and the concurrent Common Stock Offering for general corporate purposes, including working capital, capital expenditures, potential acquisitions and strategic transactions. From time to time, the Issuer evaluates potential acquisitions and strategic transactions of businesses, technologies or products. Currently, however, the Issuer does not have any definitive agreements with respect to any material acquisitions or strategic transactions except for the pending acquisition of Zep Solar.

CUSIP:	83416T AA8

ISIN:	US83416T AA88

Joint Book-Running Managers:	Goldman, Sachs & Co. Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Manager:	J.P. Morgan Securities LLC

Adjustment to Conversion Rate Upon Conversion In Connection With a Make- Whole Fundamental Change:	The following table sets forth the number of additional shares of Common Stock, if any, by which the conversion rate will be increased for conversions in connection with a “make-whole fundamental change” (as defined in the Convertible Notes Preliminary Prospectus):

	Share Price
Effective Date	$46.54	$50.00	$53.00	$56.00	$59.00	$61.67	$65.00	$70.00	$80.00	$100.00	$125.00
October 21, 2013	5.2703	4.6811	4.0731	3.5477	3.0919	2.7360	2.3466	1.8586	1.1427	0.3590	0.0148
November 1, 2014	5.2703	4.6391	4.0185	3.4846	3.0224	2.6630	2.2713	1.7826	1.0727	0.3129	0.0000
November 1, 2015	5.2703	4.5727	3.9345	3.3879	2.9175	2.5533	2.1585	1.6703	0.9712	0.2484	0.0000
November 1, 2016	5.2703	4.4893	3.8195	3.2503	2.7643	2.3914	1.9911	1.5027	0.8226	0.1638	0.0000
November 1, 2017	5.2703	4.3188	3.5849	2.9701	2.4541	2.0651	1.6561	1.1734	0.5446	0.0362	0.0000
November 1, 2018	5.2703	3.7835	2.6514	1.6406	0.7327	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact share price and effective date may not be set forth in the table above, in which case:

•

if the share price is between two share prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share prices and the earlier and later effective dates based on a 365-day year, as applicable;

•

if the share price is greater than $125.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Convertible Notes Preliminary Prospectus), no additional shares will be added to the conversion rate; and

•

if the share price is less than $46.54 per share (subject to adjustment in the same manner as the share prices set forth in the column headings of the table above as described in the Convertible Notes Preliminary Prospectus), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of Common Stock issuable upon conversion exceed 21.4868 per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate as set forth under “––Conversion Rate Adjustments” in the Convertible Notes Preliminary Prospectus.

Update to Information in the Preliminary Prospectuses

The following changes are made to the information set forth in the applicable Preliminary Prospectus, and will be reflected in the applicable final prospectus for the applicable Offering.

The following information set forth under the heading “Capitalization” in the applicable Preliminary Prospectus is updated as follows:

CAPITALIZATION

The following table sets forth the unaudited cash and cash equivalents and consolidated capitalization of SolarCity as of June 30, 2013:

•	on an actual basis, and

•

on an as adjusted basis to give effect to the issuance of the notes and the concurrent common stock offering of 3,400,000 shares, after deducting the underwriters’ discount and estimated offering fees and expenses payable by us (assuming no exercise of the underwriters’ option to purchase an additional 510,000 shares of common stock or $30,000,000 principal amount of Notes). See “Use of Proceeds” for additional detail on the use of net proceeds from the issuance of the notes and the concurrent common stock offering.

The information in this table should be read in conjunction with the historical financial statements of SolarCity and the respective accompanying notes thereto in the Form 10-K and the Form 10-Q incorporated by reference into the Preliminary Prospectuses.

	As of June 30, 2013
	Actual	As Adjusted
	(in thousands)
Cash, cash equivalents and short-term investments	$159,606	$504,446

Current portion of long-term debt	$8,702	$8,702

Long-term debt:
Long-term debt, net of current portion	115,213	115,213
2.75% Convertible Senior Notes due 2018(1)	—	200,000

Total long-term debt	123,915	323,915

Shareholders’ equity:
Common stock, par value $0.0001 per share, 1,000 million shares authorized; 78.3 million shares issued and outstanding actual and 81.7 million shares issued and outstanding as adjusted(2)	7	7
Additional paid-in capital	348,081	499,621
Accumulated deficit(3)	(166,271)	(166,271)

Total stock equity	181,817	333,357

Non-controlling interest in subsidiaries	149,610	149,610

Total equity	331,427	482,967

Total liabilities and equity	$455,342	$806,882

(1)	Transaction costs related to the issuance of the notes will be accounted for as debt issuance costs. The resulting debt issuance costs will be amortized as a component of interest expense in our consolidated statement of operations over the term of the notes.
(2)	Outstanding common stock does not include (i) approximately 10.2 million shares of common stock available for grant under our equity plans and 1.3 million shares reserved for issuance under our employee stock purchase plan, (ii) approximately 14.3 million shares underlying options, restricted stock and restricted stock units that were outstanding as of June 30, 2013, at a weighted average exercise price of approximately $8.87 per share, (iii) approximately 3.7 million shares of common stock issued in connection with our asset acquisition of Paramount Solar, (iv) the shares of common stock issuable in connection with our acquisition of Zep Solar and (v) shares of common stock issuable upon conversion of the notes offered hereby.
(3)	The only impact of the issuance of the notes and the concurrent common stock offering to our consolidated statement of operations and therefore the accumulated deficit will be the interest expense related to the amortization of notes issuance costs, the interest costs related to the stated interest rate of the notes and the increased paid-in capital and outstanding shares as a result of the concurrent common stock offering. Accordingly, while we have not presented a separate pro forma consolidated statement of operations, the impact of the notes offering and the concurrent common stock offering to our pro forma consolidated statements of operations for the year ended December 31, 2012 and six months ended June 30, 2013, would be to increase our pro forma interest expense and pro forma net loss by $6.8 million and $3.4 million, respectively, and change the pro forma basic and diluted loss per share attributable to common stockholders by a decrease of $0.62 and an increase of $0.02, respectively. The pro forma interest expense for each period has been calculated assuming that the notes offering and the concurrent common stock offering were completed at the beginning of each of the periods, and gives effect to the issuance of the notes, after deducting the underwriters’ discount and estimated offering fees and expenses payable by us, all upon the terms set forth herein.

The Issuer has filed registration statements (including the Preliminary Prospectuses) with the Securities and Exchange Commission (the “SEC”) for each of the Common Stock Offering and Convertible Note Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectuses in the respective registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offerings. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.

Alternatively, any underwriter or any dealer participating in the Common Stock Offering will arrange to send you the Common Stock Preliminary Prospectus if requested from Goldman, Sachs & Co., via telephone: (866) 471-2526; facsimile: (212) 902-9316; email: prospectus-ny@ny.email.gs.com; or standard mail at Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282-2198; from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York 10010 (email address: newyork.prospectus@credit-suisse.com), or by telephone at 1-800-221-1037; from BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department or by emailing dg.prospectus_requests@baml.com; or from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 1-866-803-9204.

Alternatively, any underwriter or any dealer participating in the Convertible Notes Offering will arrange to send you the Convertible Notes Preliminary Prospectus if requested from Goldman, Sachs & Co., via telephone: (866) 471-2526; facsimile: (212) 902-9316; email: prospectus-ny@ny.email.gs.com; or standard mail at Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282-2198; from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York 10010 (email address:newyork.prospectus@credit-suisse.com), or by telephone at 1-800-221-1037; or from BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department or by emailing dg.prospectus_requests@baml.com.

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